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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of July 2003

                                    001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X                  Form 40-F ______
                                 ---

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____                   No  X
                                                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF JULY 2003


Filed with this Form 6-K are the following:


o Management's Discussion and Analysis of Financial Conditions and Results of Operations for the second quarter 2003, the text of which is attached hereto as
Exhibit 99.1 and is incorporated herein by reference.

o Celestica Inc.'s second quarter 2003 consolidated financial information, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

o Certification of Chief Executive Officer, the text of which is attached hereto as Exhibit 99.3.

o Certification of Chief Financial Officer, the text of which is attached hereto as Exhibit 99.4.

Exhibits 99.3 and 99.4 are not incorporated by reference into any of Celestica's registration statements under the Securities Act of 1933, whether previously or subsequently filed with, or submitted to, the Securities and Exchange Commission by Celestica, or into any prospectuses included therein.


EXHIBITS

99.1  - Management's Discussion and Analysis for the Second Quarter 2003

99.2  - Consolidated Financial Information

99.3 - Certification of Chief Executive Officer

99.4 - Certification of Chief Financial Officer



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                 CELESTICA INC.



Date: July 29, 2003               BY:  /s/ ELIZABETH L. DELBIANCO
                                      ------------------------------------------
                                       Elizabeth L. DelBianco
                                       Vice President & General Counsel





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                                  EXHIBIT INDEX


      99.1  - Management's Discussion and Analysis for the Second Quarter 2003

      99.2  - Consolidated Financial Information

      99.3  - Certification of Chief Executive Officer

      99.4  - Certification of Chief Financial Officer